FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 04 August 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Summary Results




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date: 04 August 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Summary Results






FIRST QUARTER RESULTS 2006-2007 (unaudited)

OPERATING AND FINANCIAL STATISTICS (unaudited)

                                                                                     Three months ended
                                                                                                June 30       Better/
                                                                                     2006          2005       (Worse)
                                                                                               Restated

Revenue                                              GBPm                           2,317         2,059         12.5%

Operating profit                                     GBPm                             211           176         19.9%

Profit before tax                                    GBPm                             195           124         57.3%

Profit after tax                                     GBPm                             154            90         71.1%

Net assets                                           GBPm                           2,349         1,783         31.7%

Basic earnings per share                                p                            13.2           8.0         65.0%


                                                                                     Three months ended
                                                                                                June 30       Better/
                                                                                     2006          2005       (Worse)
                                                                                               Restated

TOTAL GROUP OPERATIONS

TRAFFIC AND CAPACITY

RPK (m)                                                                            29,909        27,768          7.7%
ASK (m)                                                                            38,222        36,706          4.1%
Passenger load factor (%)                                                            78.3          75.6        2.7pts
CTK (m)                                                                             1,233         1,185          4.1%
RTK (m)                                                                             4,212         3,949          6.7%
ATK (m)                                                                             5,933         5,722          3.7%
Overall load factor (%)                                                              71.0          69.0        2.0pts
Passengers carried (000)                                                            9,569         9,177          4.3%
Tonnes of cargo carried (000)                                                         198           193          2.6%

FINANCIAL

Operating margin (%)                                                                  9.1           8.5        0.6pts
Passenger revenue per RPK (p)                                                        6.71          6.33          6.0%
Passenger revenue per ASK (p)                                                        5.25          4.79          9.6%
Cargo revenue per CTK (p)                                                           13.30         12.41          7.2%
Total traffic revenue per RTK (p)                                                   51.52         48.27          6.7%
Total traffic revenue per ATK (p)                                                   36.58         33.31          9.8%
Total expenditure on operations per RTK (p)                                         50.00         47.68        (4.9)%
Total expenditure on operations per ATK (p)                                         35.50         32.91        (7.9)%
Average fuel price before hedging (US cents/US gallon)                             213.50        161.81       (31.9)%

TOTAL AIRLINE OPERATIONS (Note 1)

OPERATIONS

Average Manpower Equivalent (MPE)                                                  45,100        46,079          2.1%
ATKs per MPE (000)                                                                  131.6         124.2          5.9%
Aircraft in service at period end                                                     284           287           (3)


Note 1: Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd and Speedbird Insurance Company Ltd.


SUMMARY

Group Performance

Group profit before tax for the three months to June 30 was GBP195 million -
- GBP71 million better than last year.

Operating profit - - at GBP211 million - - was GBP35 million better than last year. The improvement reflects strong revenue as a result of record seat factors and better cabin mix. Revenue improvement has been partially offset by increased operating costs, in particular fuel up 44.2% and employee costs up 7%. The operating margin was 9.1%, 0.6 points better than last year.

Cash inflow from operating activities was GBP475 million for the quarter, with closing cash, cash equivalents and short term deposits at GBP2,776 million representing a GBP336 million increase versus March 31.

Turnover

For the three month period, Group turnover - - at GBP2,317 million - - was up 12.5%.

Passenger revenue, including fuel surcharges, was up 14.0% from last year, mainly as a result of record seat factors and better cabin mix. Seat factors were up 2.7 points at a record 78.3% on capacity 4.1% higher in ASKs. Passenger yield (pence per RPK), including fuel surcharges, improved by 6.0% compared with last year.

Cargo revenue, including fuel surcharges, was up 11.6% compared with last year, with yields up 7.2% and increased volumes of 4.1%. The flying programme was 3.7% larger in ATKs.

Overall load factors were up 2.0 points at 71.0%.

Costs

For the quarter, group unit costs (pence/ATK) increased by 7.9% on the same
period last year.   Capacity was 3.7% higher in ATKs.

Total expenditure on operations was up by 11.8%. Fuel costs increased by 44.2% due to increases in fuel price, lower hedging profits and the effect of the strengthening US Dollar against sterling. Employee costs increased by 7.0%, reflecting increased pension service costs, additional severance, and the effect of wage awards partially offset by manpower reductions.

Non Operating Items

Interest expense reduced by GBP20 million from last year to GBP39 million reflecting the impact of lower debt. Interest income at GBP30 million was GBP9 million higher than last year reflecting higher cash balances.

Retranslation of currency borrowings generated a credit of GBP6 million, (prior year: GBP9 million charge), due to the retranslation of dollar and yen debt.

Tax

The tax charge for the quarter was GBP41 million giving an effective rate of 21%. The tax rate has benefited from the recognition of an advance corporation tax asset of GBP18 milllion which was previously written off. UK corporation tax payments in the quarter totalled GBP27 million.

Earnings Per Share

The earnings attributable to shareholders for the three months was equivalent to
13.2 pence per share, compared with last year's earnings per share of 8.0 pence.

Net Debt / Total Capital Ratio

Borrowings, net of cash and short term loans and deposits, were GBP1,149 million at June 30 - - down GBP492 million since March. The net debt/total capital ratio reduced by 11.3 points from March 31 to 32.9%. The net debt/total capital ratio including operating leases was 44.3%, an 8.7 point reduction from March 31.

Pensions

The Company continues to make progress in its consultation with the trustees regarding its proposed changes to the New Airways Pension Scheme.

Cash Flow

During the quarter the Group generated a positive cash flow from operating activities of GBP475 million, GBP126 million higher than last year. Including current interest bearing deposits, the cash position at June 30, 2006 was GBP2.8 billion, an increase of GBP336 million compared with March 31, 2006.

Aircraft Fleet

During the quarter there were no changes in the Group's aircraft fleet.

Fit for 5

Preparations ahead of our move to Terminal 5 continue on track and we have made good progress towards a common set of working agreements with our trade unions. Five groups covering aircraft movements, equipment services, ground transport services, dispatchers and loaders have agreed changes that will deliver significant savings and efficiencies.

Outlook

Strong revenue is expected to continue, supported by significant promotional activity driving seat factors in all cabins. For the year to March 2007, total revenue is expected to improve by 6 - 7%, up from previous guidance of 5 - 6% due to the impact of record seat factors and better cabin mix. Capacity growth in the first half of the year is expected to be about 4% slowing in the second half of the year to achieve a full year increase of 2.5 - 3%.

Fuel costs for the year are now expected to be GBP550 - GBP600 million up on last year. Costs excluding fuel which were previously forecast flat, are now expected to be slightly higher this year as pension costs are driving employee costs up.

We continue to focus on our move to Terminal 5 in 2008, investing in products for our customers and driving a competitive cost base to make our company fit for growth.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.

CONSOLIDATED INCOME STATEMENT (unaudited)


                                                                                     Three months ended
                                                                                                June 30       Better/
                                                                                2006 GBPm     2005 GBPm       (Worse)
                                                                                               Restated

Traffic Revenue*
Passenger                                                                           2,006         1,759         14.0%
Cargo                                                                                 164           147         11.6%
                                                                                    2,170         1,906         13.9%
Other revenue                                                                         147           153        (3.9)%
REVENUE                                                                             2,317         2,059         12.5%
Employee costs                                                                        610           570        (7.0)%
Depreciation, amortisation and impairment                                             186           178        (4.5)%
Aircraft operating lease costs                                                         23            25          8.0%
Fuel and oil costs                                                                    512           355       (44.2)%
Engineering and other aircraft costs                                                  113           117          3.4%

Landing fees and en route charges                                                     146           142        (2.8)%

Handling charges, catering and other operating costs                                  239           234        (2.1)%

Selling costs                                                                         106           108          1.9%
Currency differences                                                                   21           (5)            nm
Accommodation, ground equipment and IT costs                                          150           159          5.7%

TOTAL EXPENDITURE ON OPERATIONS                                                     2,106         1,883       (11.8)%

OPERATING PROFIT                                                                      211           176         19.9%

Fuel derivative (losses)/gains**                                                      (6)             1            nm
Finance costs                                                                        (39)          (59)         33.9%
Finance income                                                                         30            21         42.9%
Financing income and expense relating to pensions                                     (4)           (4)
Retranslation credits/(charges) on currency borrowings                                  6           (9)            nm

Loss on sale of fixed assets and investments                                                        (3)            nm

Share of losses in associates                                                         (3)           (1)            nm
Income relating to fixed asset investments                                                            2            nm

PROFIT BEFORE TAX                                                                     195           124         57.3%

Tax                                                                                  (41)          (34)       (20.6)%
PROFIT AFTER TAX                                                                      154            90         71.1%

Attributable to:
Equity holders of the parent                                                          150            87         72.4%
Minority interest                                                                       4             3         33.3%
                                                                                      154            90         71.1%

Earnings per share:
Basic                                                                               13.2p          8.0p         65.0%
Fully diluted                                                                       13.1p          7.8p         67.9%


nm: Not meaningful


* Fuel surcharges of GBP98 million previously presented within 'other revenue' in the June 2005 income statement, have been reclassified and included within traffic revenue.

**   Fuel derivative (losses)/gains reflect the ineffective portion of unrealised gains and losses on fuel derivative hedges required to be recognised through the income statement under IAS 39.

CONSOLIDATED BALANCE SHEET (unaudited)

                                                                                  June 30       June 30      March 31
                                                                                2006 GBPm     2005 GBPm     2006 GBPm
NON-CURRENT ASSETS                                                                             Restated
Property, plant and equipment
Fleet                                                                               6,520         6,843         6,606
Property                                                                              949           985           974
Equipment                                                                             295           378           302
                                                                                    7,764         8,206         7,882

Goodwill                                                                               72            72            72
Landing rights                                                                        116           121           115
Other intangible assets                                                                43            55            46
                                                                                      231           248           233

Investments in associates                                                             120           120           131
Other investments                                                                      81            33            33
Employee benefit assets                                                               133           137           137
Other financial assets                                                                 87           107            89

TOTAL NON-CURRENT ASSETS                                                            8,416         8,851         8,505

NON-CURRENT ASSETS HELD FOR SALE                                                        8             3             3

CURRENT ASSETS AND RECEIVABLES
Expendable spares and other inventories                                                80            86            83
Trade receivables                                                                     625           738           685
Other current assets                                                                  509           567           458

Other current interest bearing deposits                                             1,856           903         1,533
Cash and cash equivalents                                                             920         1,033           907
                                                                                    2,776         1,936         2,440

TOTAL CURRENT ASSETS AND RECEIVABLES                                                3,990         3,327         3,666

TOTAL ASSETS                                                                       12,414        12,181        12,174

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Issued share capital                                                                  284           283           283
Share Premium                                                                         898           888           888
Investment in own shares                                                                           (24)
Other reserves                                                                        955           424           690

TOTAL SHAREHOLDERS' EQUITY                                                          2,137         1,571         1,861

MINORITY INTEREST                                                                     212           212           213

TOTAL EQUITY                                                                        2,349         1,783         2,074

NON-CURRENT LIABILITIES
Interest bearing long-term borrowings                                               3,424         4,016         3,602
Employee benefit obligations                                                        1,813         1,816         1,803
Provisions for deferred tax                                                           909           906           896
Other provisions                                                                      138           114           135
Other long-term liabilities                                                           223           208           232

TOTAL NON-CURRENT LIABILITIES                                                       6,507         7,060         6,668

CURRENT LIABILITIES
Current portion of long-term borrowings                                               501           447           479
Trade and other payables                                                            2,893         2,795         2,822
Current tax payable                                                                   102            57            75
Short-term provisions                                                                  62            39            56

TOTAL CURRENT LIABILITIES                                                           3,558         3,338         3,432

TOTAL EQUITY AND LIABILITIES                                                       12,414        12,181        12,174


CONSOLIDATED CASHFLOW STATEMENT (unaudited)
                                                                                     Three months ended
                                                                                                June 30       Better/
                                                                                2006 GBPm     2005 GBPm       (Worse)

CASH FLOWS FROM OPERATING ACTIVITIES
Operating profit                                                                      211           176            35
Depreciation, amortisation and impairment                                             186           178             8
Operating cash flow before working capital changes                                    397           354            43
Decrease/(increase) in inventories and other receivables                               50          (66)           116
Increase in trade and other payables and provisions                                    92           111          (19)
Other non-cash movements                                                                3             2             1

Cash generated from operations                                                        542           401           141
Interest paid                                                                        (40)          (48)             8
Taxation                                                                             (27)           (4)          (23)

NET CASH FLOW FROM OPERATING ACTIVITIES                                               475           349           126

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                            (65)          (40)          (25)
Purchase of intangible assets                                                         (5)                         (5)
Proceeds from partial disposal of associated companies                                  3                           3
Proceeds from sale of property, plant and equipment                                     2             4           (2)
Interest received                                                                      18            18
Dividends received                                                                      1             2           (1)
(Increase)/decrease in interest bearing deposits                                    (326)           233         (559)

NET CASH FLOW FROM INVESTING ACTIVITIES                                             (372)           217         (589)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings                                                              (26)          (12)          (14)
Payment of finance lease liabilities                                                 (68)          (69)             1
Exercise of share options                                                              11             1            10
Distributions made to holders of perpetual securities                                 (4)           (3)           (1)

NET CASH FLOW FROM FINANCING ACTIVITIES                                              (87)          (83)           (4)

Net increase in cash and cash equivalents                                              16           483         (467)
Net foreign exchange difference                                                       (3)             2           (5)
Cash and cash equivalents at April 1                                                  907           548           359

CASH AND CASH EQUIVALENTS AT JUNE 30                                                  920         1,033         (113)


These summary financial statements were approved by the Directors on August 3, 2006.




NOTES TO THE ACCOUNTS (unaudited)
For the period ended June 30, 2006

1  BASIS OF PREPARATION

The basis of preparation and accounting policies set out in the Report and Accounts for the year ended March 31, 2006 have been applied in the preparation of these summary financial statements. These are in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRS)* issued by the International Accounting Standards Board (IASB) and with those of the Standing Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB. These interim financial statements have not been prepared in accordance with IAS 34 - 'Interim Reporting' as permitted under IFRS.

The comparative information presented for the quarter ended June 30, 2005 has been restated to reflect fuel surcharges of GBP98 million, previously presented within 'other revenue', reclassified and included within 'traffic revenue'.

In accordance with the Group's first full IFRS financial statements for the year ending March 31, 2006, certain presentational changes have been made to the comparative information for the quarter ending June 30, 2005. Provisions with a value of GBP23 million, previously shown within 'other provisions' have been re-presented in 'short-term provisions'. In addition, GBP96 million and GBP16 million of accruals have been reclassified from other long-term liabilities to other provisions and trade and other payables to short term provisions respectively. The presentation of the euro perpetual securities has been classified from other reserves to minority interests (GBP200 million) on the balance sheet and the distributions presented within minority interests in the income statement. As a result, earnings per share attributable to equity holders has been reduced by 0.3 and 0.1 pence per share on a basic and diluted basis respectively.

* For the purposes of these statements IFRS also include International Accounting Standards (IAS).

2   FINANCE COSTS / INCOME

                                                                                                   Three months ended
                                                                                                              June 30
                                                                                              2006 GBPm     2005 GBPm
    FINANCE COSTS
    Interest payable on bank and other loans and
    finance charges payable under finance leases and
    hire purchase contracts                                                                          40            59
    Interest capitalised                                                                            (1)
    Total finance costs                                                                              39            59

    FINANCE INCOME
    Bank interest receivable                                                                         30            21
    Total finance income                                                                             30            21

    FINANCING INCOME AND EXPENSE RELATING TO PENSIONS
    Financing income and expense relating to pensions                                                 4             4
    Amortisation of actuarial (gains)/losses on pensions
    Total financing income and expense relating to pensions                                           4             4

    Retranslation credits/(charges) on currency borrowings                                            6           (9)

3   LOSS ON SALE OF FIXED ASSETS AND INVESTMENTS
                                                                                                   Three months ended
                                                                                                              June 30
                                                                                              2006 GBPm     2005 GBPm

    Net profit/(loss) on the disposal of property, plant and equipment                                1           (3)
    Net (loss) on disposal of investments                                                           (1)
                                                                                                                  (3)

4  TAX

The tax charge for the quarter is GBP41 million, GBP54 million of which represents current tax payable in the UK and GBP(13) million represents deferred tax. The tax charge has benefited from the recognition of GBP18 million of Advance Corporation Tax that was previously written off.


5  EARNINGS PER SHARE

Basic earnings per share for the quarter ended June 30, 2006 are calculated on a weighted average of 1,133,118,000 ordinary shares (June 2005: 1,080,074,000; March 2006: 1,116,178,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended June 30, 2006 are calculated on a weighted average of 1,146,754,000 ordinary shares (June 2005: 1,128,239,000; March 2006: 1,138,545,000).

The number of shares in issue at June 30, 2006 was 1,135,849,000 (June 30, 2005:
1,130,882,000;

March 31, 2006: 1,130,882,000) ordinary shares of 25 pence each.



6 RECONCILIATION OF MOVEMENT IN NET DEBT TO CHANGES IN CASH FLOWS


                                                                                                   Three months ended
                                                                                                              June 30
                                                                                              2006 GBPm     2005 GBPm

    Increase in cash and cash equivalents during the quarter                                         16           483
    Net cash used in repayment of long-term borrowings                                               94            81
    Increase/(decrease) in interest bearing deposits                                                326         (233)
    Change in net debt resulting from cash flows                                                    436           331
    New finance leases taken out and hire
    purchase arrangements made                                                                      (1)           (2)
    Conversion of Convertible Capital Bonds 2005                                                                  112
    Exchange and other non cash movements                                                            57          (46)
    Movement in net debt during the quarter                                                         492           395
    Net debt at April 1                                                                         (1,641)       (2,922)
    Net debt at quarter end                                                                     (1,149)       (2,527)


Net debt comprises the current and non-current portions of long-term borrowings, convertible long-term borrowings and overdrafts, less cash and cash equivalents plus interest-bearing short-term deposits.

7   ANALYSIS OF LONG-TERM BORROWINGS


                                                                                  June 30       June 30      March 31
                                                                                2006 GBPm     2005 GBPm     2006 GBPm

    Interest bearing long-term borrowings comprise:
    Loans                                                                           1,000         1,102         1,030
    Finance Leases                                                                  1,360         1,488         1,418
    Hire purchase arrangements                                                      1,064         1,426         1,154

                                                                                    3,424         4,016         3,602

    Current portion of long-term borrowings comprise:
    Loans                                                                              83            62            86
    Finance Leases                                                                     99           100           105
    Hire purchase arrangements                                                        319           285           288

                                                                                      501           447           479

8   RESERVES
                                                                                  June 30       June 30      March 31
                                                                                2006 GBPm     2005 GBPm     2006 GBPm
                                                                                               Restated

    Balance at April 1                                                                690           152           152
    Transitional effects from the adoption of IAS 39 and IAS 32                                     183           183
    Profit for the quarter                                                            150            87           451
    Exchange and other movements                                                      115             2          (96)

                                                                                      955           424           690

9  EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

On July 25, 2006, WNS (Holdings) Limited launched an Initial Public Offering on the New York Stock Exchange. The Group, which held 14.6% of the shares in WNS (Holdings) Limited, has sold 100% of its holding for estimated net proceeds of GBP52 million. The carrying value of the WNS investment, disclosed within "Other investments", has been uplifted at the balance sheet date from GBP4 million to GBP52 million.

10 COMPETITION INVESTIGATIONS

Investigations by competition authorities in the USA, Europe, Canada and New Zealand into alleged anti-competitive activity in relation to the cargo business, and in the UK and USA into alleged anti-competitive activity in relation to passenger transportation pricing, including longhaul fuel surcharges, are ongoing. As these investigations have not been completed, it is not possible to assess the outcome and, as a result, no provision has been made.

11 The figures for the quarter ended June 30, 2006 and 2005 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended March 31, 2006 have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report did not contain a statement under Section 237 of the Companies Act 1985.

INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc

Introduction

We have been instructed by the Company to review the financial information for the three months ended June 30, 2006, which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement and the related notes 1 to 11. We have read the other information contained in the First Quarter Results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The First Quarter Results, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the First Quarter Results in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended June 30, 2006.

Ernst & Young LLP
London

August 3, 2006



UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION (unaudited and outwith the scope of the Independent Review)

The accounts have been prepared in accordance with the measurement and recognition requirements of International Financial Reporting Standards (IFRS) which differ in certain respects from those generally accepted in the United States. Comparative information for the quarter ended June 30, 2005 has been restated and reflects the changes described in Note 1 to the accounts above.

The adjusted net income and shareholders' equity applying US GAAP are set out below:



                                                                                                   Three months ended
                                                                                                              June 30
                                                                                              2006 GBPm     2005 GBPm
                                                                                                             Restated

Profit for the quarter attributable to equity holders of the parent
as reported in the Group income statement                                                           150            87
US GAAP adjustments                                                                                (50)          (59)
Net income as so adjusted to
accord with US GAAP                                                                                 100            28

Net income per Ordinary Share
as so adjusted
Basic                                                                                              8.8p          2.6p
Diluted                                                                                            8.7p          2.6p

Net income per American Depositary Share
as so adjusted
Basic                                                                                               88p           26p
Diluted                                                                                             87p           26p



                                                                                  June 30       June 30      March 31
                                                                                2006 GBPm     2005 GBPm     2006 GBPm
                                                                                               Restated
Shareholders' equity
as reported in the Group balance sheet                                              2,137         1,571         1,861
US GAAP adjustments                                                                   344           530           445
Shareholders' equity
as so adjusted to accord with US GAAP                                               2,481         2,101         2,306



AIRCRAFT FLEET
(unaudited and outwith the scope of the Independent Review)

Number in service with Group companies at June 30, 2006


                              On Balance Sheet    Off Balance Sheet   Total     Changes Since       Future
                                  Aircraft            Aircraft      June 2006      March 2006    deliveries    Options
                                                                                                              (Note 5)

AIRLINE OPERATIONS (Note 1)

Boeing 747-400                  57                                      57
Boeing 777                      40                     3                43
Boeing 767-300                  21                                      21
Boeing 757-200                  13                                      13
Airbus A319 (Note 2)            21                     12               33                                       32
Airbus A320                      9                     18               27                           7
Airbus A321                      7                                      7                            3
Boeing 737-300                                         5                5
Boeing 737-400                  19                                      19
Boeing 737-500                                         9                9
Turboprops (Note 3)                                    8                8
Embraer RJ145                   16                     12               28
Avro RJ100 (Note 4)                                    10               10
British Aerospace 146            4                                      4
GROUP TOTAL                     207                    77              284                           10          32



Notes:



1   Includes those operated by British Airways Plc and BA Connect.

2   Certain options include reserved delivery positions, and may be taken as any
A320 family aircraft.

3   Comprises 8 de Havilland Canada DHC-8s. Excludes 5 British Aerospace ATPs
stood down pending return to lessor and 12 Jetstream 41s sub-leased to Eastern Airways.

4   Excludes 6 Avro RJ100s sub-leased to Swiss International Air Lines.

5   Excludes secured delivery positions on 10 Boeing 777 aircraft.